                                 HANDY & HARMAN
                                250 PARK AVENUE
                               NEW YORK, NY 10177

                      ------------------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                      ------------------------------------

     This Information Statement is being mailed on or about March 6, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9') of Handy & Harman, a New York corporation (the 'Company'), to the holders of record of shares of common stock, par value $1.00 per share, of the Company (the 'Shares'). You are receiving this Information Statement in connection with the possible election of persons designated by WHX Corporation, a Delaware corporation ('WHX'), to a majority of the seats on the Board of Directors of the Company (the 'Board' or 'Board of Directors').

     Pursuant to an Agreement and Plan of Merger, dated as of March 1, 1998, by and among WHX, HN Acquisition Corp., a New York corporation and a wholly owned subsidiary of WHX (the 'Purchaser'), and the Company, the Purchaser has commenced a tender offer (the 'Offer') for all of the issued and outstanding Shares at a price of $35.25 per Share, net to the seller in cash, and following consummation of the Offer, the Purchaser will be merged with and into the Company (the 'Merger'), with the Company surviving as a wholly owned subsidiary of WHX.

     The Merger Agreement provides that, promptly after the purchase of and payment for a majority of the outstanding Shares pursuant to the Offer, WHX will be entitled to designate such number of directors as will give WHX representation on the Board proportionate to its ownership interest in the Shares, rounded up to the next whole number. The Merger Agreement requires the Company to use its best efforts to cause the WHX designees (the 'WHX Designees') to be elected to the Board under the circumstances described therein. This Information Statement is being mailed to shareholders of the Company pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning WHX, the Purchaser and the WHX Designees has been furnished to the Company by WHX. The Company assumes no responsibility for the accuracy or completeness of such information.

                   CERTAIN INFORMATION REGARDING THE COMPANY

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each issued and outstanding Share is entitled to one vote. As of March 1, 1998, 12,132,288 Shares were issued and outstanding and 1,370,104 Shares were reserved for issuance upon the exercise of certain options outstanding.

RIGHT TO DESIGNATE DIRECTORS; THE WHX DESIGNEES

     The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the purchase of and payment by WHX for Shares pursuant to the Offer which represent at least a majority of the outstanding Shares (on a fully diluted basis), WHX will be entitled to designate such number of directors on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, WHX and any of their affiliates bears to the total number of Shares then outstanding (such number being the 'Board Percentage'); provided, however, that if the number of Shares purchased by WHX or any of its subsidiaries equals or exceeds 50.01% of the outstanding Shares, the Board Percentage will constitute at least a majority of the members of the Board. The Company will, upon request of the Purchaser, use its best efforts to cause the WHX Designees to satisfy the Board Percentage, including, without limitation, increasing the size of the Board (which, pursuant to the Company's Restated Certificate of Incorporation, as amended, has a maximum number of twelve directors) and securing the resignations of incumbent directors. Notwithstanding the foregoing, until the effective time of the Merger, the Company will retain on the Board at least two directors who were directors of the Company on the date of the Merger Agreement; provided, that subsequent to the purchase of and payment for Shares pursuant to the Offer, WHX will always have its designees represent at least a majority of the entire Board.

     Set forth below is certain information with respect to the initial WHX
Designees:

                                                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                                     MATERIAL POSITIONS HELD
NAME AND PRINCIPAL BUSINESS ADDRESS                AGE              DURING THE PAST FIVE YEARS
------------------------------------------------   ---   ------------------------------------------------
Paul W. Bucha ..................................   54    Director of WHX; President of Paul W. Bucha &
  Paul W. Bucha and Company, Inc.                          Company, Inc., an international marketing
  Foot of Chapel Avenue                                    consulting firm; President of BLHJ, Inc., an
  Jersey City, New Jersey 07305                            international consulting firm; President of
                                                           Congressional Medal of Honor Society of U.S.
                                                           since September 1995.

Robert A Davidow ...............................   55    Director of WHX; Private Investor; Director of
  11601 Wilshire Boulevard                                 Arden Group, Inc.
  Suite 1940
  Los Angeles, California 90025

Ronald LaBow ...................................   63    Chairman of the Board and Director of WHX;
  110 East 59th Street                                     President of Stonehill Investment Corp.;
  New York, New York 10022                                 Director of Regency Equities Corp., a real
                                                           estate company.

Howard Mileaf ..................................   61    Vice President, Special Counsel of WHX since
  110 East 59th Street                                     April 1993; Trustee/Director of Neuberger &
  New York, New York 10022                                 Berman Equity Mutual Funds.

                                                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                                     MATERIAL POSITIONS HELD
NAME AND PRINCIPAL BUSINESS ADDRESS                AGE              DURING THE PAST FIVE YEARS
------------------------------------------------   ---   ------------------------------------------------
Stewart E. Tabin ...............................   41    Assistant Treasurer of WHX; Vice President of
  110 East 59th Street                                     Stonehill Investment Corp.
  New York, New York 10022

Neale X. Trangucci .............................   40    Assistant Treasurer of WHX; Vice President of
  110 East 59th Street                                     Stonehill Investment Corp.
  New York, New York 10022

Marvin L. Olshan ...............................   70    Director and Secretary of WHX; Partner, Olshan
  Olshan Grundman Frome & Rosenzweig LLP                   Grundman Frome & Rosenzweig LLP.
  505 Park Avenue
  New York, New York 10022

     WHX has advised the Company that each of the initial WHX Designees has consented to serve on the Board of Directors of the Company and that, to the best of its knowledge, none of the WHX Designees (i) has a family relationship with any of the directors or executive officers of the Company, (ii) beneficially owns any securities (or rights to acquire securities) of the Company or (iii) has been involved in any transactions, or has any business relationships with the Company or any of its directors, executive officers or affiliates, of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Certain information concerning the current directors and executive officers of the Company as of March 1, 1998 is set forth below:

                                                                                                              DIRECTOR
       NAME OF DIRECTOR OR                                                                                   OR OFFICER
        EXECUTIVE OFFICER          AGE                        POSITION WITH THE COMPANY                        SINCE
---------------------------------- ---   ------------------------------------------------------------------- ----------
Richard N. Daniel(1).............. 62    Chairman of the Board, Chief Executive Officer and Director            1974
Frank E. Grzelecki(1)............. 60    Vice Chairman of the Board and Director                                1988
Robert D. LeBlanc................. 48    President, Chief Operating Officer and Director                        1996
Clarence A. Abramson(3)........... 65    Director                                                               1991
Robert E. Cornelia(1)(3).......... 64    Director                                                               1991
Gerald G. Garbacz(2).............. 61    Director                                                               1988
Gouverneur M. Nichols(1)(2)....... 79    Director                                                               1973
Hercules P. Sotos(1)(3)........... 64    Director                                                               1993
Elliot J. Sussman(2).............. 46    Director                                                               1995
Roger E. Tetrault(2)(3)........... 56    Director                                                               1996
Robert F. Burlinson............... 58    Vice President and Treasurer                                           1996
Paul E. Dixon..................... 53    Senior Vice President, General Counsel and Secretary                   1992
Dennis C. Kelly................... 45    Controller                                                             1993
Robert M. Thompson................ 65    Vice President                                                         1984
Dennis R. Kuhns................... 39    Corporate Vice President                                               1997

------------------
(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.

     RICHARD N. DANIEL has been a director of the Company since 1974 and Chairman of the Board and Chief Executive Officer of the Company since May 1992. Previously, Mr. Daniel was Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Daniel is also a director of the Treasurer's Fund, Inc.

     FRANK E. GRZELECKI has been a director of the Company since 1988 and Vice Chairman of the Board since 1997. Previously, Mr. Grzelecki was President and Chief Operating Officer of the Company from 1992 to 1997 and prior thereto, Vice Chairman of the Board of the Company from 1989 to 1992. Mr. Grzelecki is also a director of Chartwell Re Corporation, Barnes Group Inc., The Morgan Group, Inc. and Spinnaker Industries, Inc.

     ROBERT D. LEBLANC has been a director of the Company since 1997 and President and Chief Operating Officer of the Company since 1997. Mr. LeBlanc was Executive Vice President of the Company from 1996 to 1997. Prior to 1996, Mr. LeBlanc was Executive Vice President of Elf Atochem North America, Inc.

     CLARENCE A. ABRAMSON has been a director of the Company since 1991. Mr. Abramson has been a healthcare industry consultant since January 1994 and is President of Healthcare Ventures International, Inc., where he also serves as a director. Mr. Abramson is also a director of PolyPharm Corp., Acorda Therapeutics, Inc. and Gulfstream Pharmaceuticals, LLC. Previously, Mr. Abramson was Vice President and Secretary of Merck & Co., Inc. (a major pharmaceutical company) from 1990 to 1993.

     ROBERT E. CORNELIA has been a director of the Company since 1991 and has been a management consultant for over five years.

     GERALD G. GARBACZ has been a director of the Company since 1988. Mr. Garbacz has been President and Chief Executive Officer of Nashua Corporation since January 1996, the Chairman of Nashua Corporation since June 1996 and the Chairman of Cerion Technologies since May 1996. Previously, Mr. Garbacz was Chairman, Chief Executive Officer and a director of Baker & Taylor, Inc. (a distributor of books, video and other media materials) from March 1992 to July 1994 and Executive Vice President of W. R. Grace & Co. (a multinational company) since prior to March 1992.

     GOUVERNEUR M. NICHOLS has been a director of the Company since 1973 and has been a business consultant for over five years.

     HERCULES P. SOTOS has been a director of the Company since 1993. Prior to his retirement in 1995, Mr. Sotos was President of International Playtex Inc. and Vice Chairman and a director of Playtex Products, Inc. (a manufacturer of health and beauty aid products) since prior to January 1991. Mr. Sotos is also a director of PNC Bank, New England.

     ELLIOT J. SUSSMAN has been a director of the Company since 1995. Dr. Sussman has been President and Chief Executive Officer and a director of Lehigh Valley Health Network, Inc. and Lehigh Valley Hospital, Inc. since 1993 and has been a Professor of Medicine at Pennsylvania State University since 1994. Previously, Dr. Sussman was Associate Dean and Professor of Medicine at University of Chicago since prior to January 1991. Dr. Sussman is also the Chairman of the Board and President of PennHEALTH, Inc. d.b.a. PennCARE.

     ROGER E. TETRAULT has been a director of the Company since 1996. Mr. Tetrault has been Vice Chairman and Chief Executive Officer of McDermott International, Inc. and J. Ray McDermott, S.A. since March 1997. Previously, Mr. Tetrault was President of General Dynamics Land Systems, Inc. from 1993 to 1997 and President of the Electric Boat Division of General Dynamics Corporation from 1991 to 1993.

     ROBERT F. BURLINSON has been Vice President of the Company since 1996 and Vice President and Treasurer of the Company since 1997. Previously, Mr. Burlinson was Senior Vice President, Chief Financial Officer and Treasurer of The National Guardian Corporation from 1986 to 1995 and a director from 1991 to 1995.

     PAUL E. DIXON has been Senior Vice President, General Counsel and Secretary of the Company since 1997. Previously, Mr. Dixon was Vice President, General Counsel and Secretary of the Company from 1993 to 1997, Vice President and General Counsel of the Company from 1992 to 1993 and Senior Vice President and General Counsel of The Warnaco Group, Inc. since prior to 1990.

     DENNIS C. KELLY has been Controller of the Company since 1993. Previously, Mr. Kelly was Assistant Controller of the Company from 1989 to 1993.

     ROBERT M. THOMPSON has been Vice President of the Company since 1994. Previously, Mr. Thompson was Group Vice President of the Company from 1984 to 1994.

     DENNIS R. KUHNS has been Corporate Vice President since 1997. Previously, Mr. Kuhns was President of the Specialty Wire Group of Maryland Specialty Wire, a wholly owned subsidiary of the Company, since 1996.

FAMILY RELATIONSHIPS

     There are no family relationships between any of the directors or executive officers of the Company. The regular term of office for all directors and executive officers is one year. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which such director or officer was elected to be a director or officer.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has a standing Executive Committee, Audit Committee and Compensation Committee. The Board does not have a Nominating Committee.

     The Executive Committee is empowered by the By-laws to act during the intervals between meetings of the Board and to exercise all powers of the Board in the management and direction of the business of the Company, except such powers that by law or the Company's Certificate of Incorporation or By-laws may not be delegated to the Executive Committee. The Executive Committee did not meet during 1997.

     The Audit Committee is empowered by the Board, under the Company's By-laws, to review the scope and procedures to be followed in the conduct of the audit by the Company's independent auditors and also to review the findings and recommendations by the auditors resulting from the audit. The Committee also meets with the auditors to review the adequacy of the Company's internal controls and any significant changes in the accounting practices or audit reporting requirements followed. The Committee also functions to approve the professional services provided by the independent auditors, review the independence of the auditors and consider the amount and relationships of the non-audit fees to the audit fees of the auditors. The Audit Committee met two times during 1997.

     The Compensation Committee, whose powers are discussed under 'Executive Compensation' below, met seven times during 1997.

BOARD MEETINGS

     The Board conducted eight meetings in person during 1997. Two additional meetings were conducted by teleconference. During 1997, all of the directors attended, in person or by teleconference, at least 75% of the total number of meetings of the Board and of the Committees on which they serve.

COMPENSATION OF DIRECTORS

     Each director of the Company, other than each officer who was also a director, was compensated quarterly for all services as a director including regular Board attendance at the rate of $23,400 per annum. Effective from December 18, 1997, directors are also compensated $1,000 for each special meeting of the Board attended in person and $500 for each special meeting attended by telephone. Also, $1,000 is paid for each committee meeting attended in person and $500 for each committee meeting attended by telephone if the meeting is held on a date separate from a Board meeting.

     The Company carries insurance providing indemnification, under certain circumstances, to all the directors and officers of the Company for claims against them by reason of, among other things, any act or failure to act in their capacities as directors or officers. No sums have been paid to any past or present director or officer of the Company under this or any prior indemnification insurance policy.

     The Handy & Harman Outside Director Stock Option Plan (the 'Directors' Plan'), which was approved by the Company's shareholders in 1990, provides for the granting of options to each non-employee member of the Board. The purpose of the Directors' Plan is to foster and promote the long-term financial success of the Company and materially increase shareholder value by enabling the Company to attract and retain the services as directors of outstanding individuals whose judgment, interest and special effort are essential to the successful conduct of the Company's business and affairs.

     The Directors' Plan provides for the granting of options to directors of the Company (who are not employees of the Company) to acquire an aggregate of 100,000 Shares. The Directors' Plan provides that annual grants of options are to be made on the first business day of each year to purchase an amount of Shares determined by dividing 50% of the annual retainer fee of each outside director by the fair market value of a Share on the date of grant. The options are exercisable for ten years after the date of grant. The exercise price is $1.00 per Share and upon exercise, payment must be made in full in cash or cash equivalents. No options may be granted after September 28, 1999.

                           STOCK OWNERSHIP OF CERTAIN
                        BENEFICIAL HOLDERS & MANAGEMENT

     The following table sets forth, as of March 1, 1998, certain information as to those persons who were beneficial owners of more than 5% of the 12,132,288 Shares issued and outstanding as of such date and as to the Shares beneficially owned by each of the Company's directors and named executive officers and by all the Company's executive officers and directors as a group (as defined in Section 13(d)(3) of the Exchange Act):

                                                                        AMOUNT AND NATURE
                                                                          OF BENEFICIAL      PERCENTAGE OF
                                                                            OWNERSHIP            CLASS
                      NAME OF BENEFICIAL OWNER                              (1)(6)(7)         OUTSTANDING
---------------------------------------------------------------------   -----------------    -------------
Gabelli Funds, Inc. and affiliates(2) ...............................       1,225,426             10.1%
  One Corporate Center
  Rye, New York 10580-1434
Kennedy Capital Management, Inc.(3) .................................         606,475              5.0
  10829 Olive Blvd.
  St. Louis, Missouri 63141
Neuberger & Berman, LLC and affiliates(4) ...........................         617,908              5.1
  605 Third Avenue
  New York, New York 10158-3698
WHX Corporation(5) ..................................................       1,649,455             13.6
HN Acquisition Corp.
  110 East 59th Street
  New York, New York 10022
Richard N. Daniel....................................................         513,454              4.1
Frank E. Grzelecki...................................................         388,642              3.1
Clarence A. Abramson.................................................           5,264                *
Robert E. Cornelia...................................................           5,264                *
Gerald G. Garbacz....................................................           7,177                *
Robert D. LeBlanc....................................................         100,111                *
Gouverneur M. Nichols(6).............................................          51,338                *
Hercules P. Sotos....................................................           5,068                *
Elliot J. Sussman....................................................           3,725                *
Roger E. Tetrault....................................................           3,026                *
Robert F. Burlinson..................................................          25,136                *
Paul E. Dixon........................................................          68,340                *
Dennis C. Kelly......................................................          45,178                *
Robert M. Thompson...................................................          39,924                *
Dennis R. Kuhns......................................................          42,463                *
All Executive Officers and Directors as a Group (15 persons).........       1,304,110              9.9

------------------

   *  Less than 1%.

 (1) As used herein, 'beneficial ownership' means the sole or shared power to vote, or to direct the voting of, a security or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security) held by contract, arrangement, understanding, relationship or otherwise. In addition, for purposes hereof, a person is deemed, as of any date, to have 'beneficial ownership' of any security that such person has the right to acquire within 60 days after such date.

 (2) Based upon information obtained from the Statement on Schedule 13G, dated February 23, 1998, filed by Gabelli Funds, Inc. and affiliates.

 (3) Based upon information obtained from the Statement on Schedule 13G, dated February 11, 1998, filed by Kennedy Capital Management, Inc.


                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

 (4) Based upon information obtained from the Statement on Schedule 13G, dated January 27, 1998, filed by Neuberger & Berman, LLC and affiliates.

 (5) Based upon information obtained from the Statement on Schedule 13D, dated March 3, 1998, filed by WHX Corporation and HN Acquisition Corp.

 (6) The Shares set forth in the table do not include 52,470 Shares owned by the wife of a director, as to which the director has disclaimed beneficial ownership.

 (7) Figures shown include Shares issuable upon exercise of options (including options which will become exercisable upon consummation of the Offer) as follows: 402,500 Shares for Mr. Daniel, 90,000 Shares for Mr. LeBlanc, 348,500 Shares for Mr. Grzelecki, 60,250 Shares for Mr. Dixon, 25,000 Shares for Mr. Burlinson, 40,000 Shares for Mr. Kelly, 22,000 Shares for Mr. Thompson, 40,000 Shares for Mr. Kuhns, 3,816 Shares for Mr. Abramson, 343 Shares for Mr. Garbacz, 3,068 Shares for Mr. Sotos, 1,725 Shares for Mr. Sussman and 1,026 Shares for each of Mr. Cornelia and Mr. Nichols.

                             EXECUTIVE COMPENSATION

     The Company's executive compensation program is administered by the Compensation Committee, which is comprised of four independent, non-employee directors of the Company. The Compensation Committee is empowered by the Board to review the salaries paid to the Company's officers each year and recommend to the Board any adjustments that it deems appropriate. It also reviews the nature and scope of the services rendered each year by the participants in the Handy & Harman Management Incentive Plan of the Company and the corresponding benefits derived by the Company from such services. Then, based on the review of management recommendations, the Compensation Committee awards bonuses to the participants in accordance with the Handy & Harman Management Incentive Plan. The Committee also reviews and recommends to the Board the granting and awarding of restricted stock under the Company's 1988 Long-Term Incentive Plan and the granting of stock options and Stock Appreciation Rights (SARs) under the Company's 1995 Omnibus Stock Incentive Plan.

                           SUMMARY COMPENSATION TABLE

     The following table provides information on the compensation provided by the Company to the Company's Chief Executive Officer and the next four most highly paid executive officers:

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                                                ANNUAL          ---------------------
                                                             COMPENSATION       RESTRICTED
                                                          ------------------      STOCK       OPTIONS       ALL OTHER
                                                          SALARY      BONUS     AWARDS (3)    SHARES     COMPENSATION (1)
                NAME & POSITION                   YEAR      ($)        ($)         ($)          (#)            ($)
-----------------------------------------------   ----    -------    -------    ----------    -------    ----------------
R. N. Daniel...................................   1997    470,000    322,000           --     160,000           8,660
  Chairman and CEO                                1996    470,000    170,000      208,069      50,000           7,834
                                                  1995    423,862    215,000           --      30,000           6,186
F. E. Grzelecki................................   1997    422,862    295,000           --     150,000           6,795
  Vice Chairman                                   1996    410,000    150,000      178,956      40,000           6,186
                                                  1995    363,860    190,000           --      25,000           5,008
P. E. Dixon....................................   1997    195,700    142,000           --      25,000           3,446
  Senior Vice President,                          1996    179,000     70,000       57,369      15,000           3,195
    General Counsel & Secretary                   1995    164,346     80,000           --      15,000           1,995
R. D. LeBlanc..................................   1997    300,000    198,000           --      40,000         109,690(2)
  President and COO                               1996     34,617         --           --      50,000          70,000(2)
                                                  1995         --         --           --          --              --
R. F. Burlinson................................   1997    165,000     84,000           --      10,000           4,560
  Vice President and Treasurer                    1996     41,250         --           --      15,000          10,000(3)
                                                  1995         --         --           --          --              --

------------------
(1) Company matching contributions under the 401(k) Savings Plan for Messrs. Daniel, Grzelecki, Dixon, LeBlanc and Burlinson: (A) for 1997 were $2,400, $2,400, $2,400, $2,400 and $2,400; (B) for 1996 were $2,250, $2,250, $2,250,
    $0 and $0; and (C) for 1995 were $2,250, $2,250, $1,282, $0 and $0, respectively.

    The Company maintains a supplemental life insurance program for its officers providing a variable, appreciable life insurance policy on each participant in an amount equal to four times annual base salary up to retirement and two times such annual base salary after retirement. The program was funded by the Company's purchasing individual insurance policies on the life of each officer. The costs of this program for Messrs. Daniel, Grzelecki, Dixon, LeBlanc and Burlinson: (A) for 1997 were $6,260, $4,395, $1,046, $1,200 and
    $2,160; (B) for 1996 were $5,584, $3,936, $945, $0 and $0, respectively; and
    (C) for 1995 were $3,936, $2,758, $713, $0 and $0, respectively.

(2) In connection with his employment with the Company, Mr. LeBlanc received $91,090 for relocation in 1997 and a signing bonus which was received in the amounts of $15,000 in 1997 and $70,000 in 1996. Mr. LeBlanc joined the Company in November 1996.

(3) In connection with his employment with the Company, Mr. Burlinson received a signing bonus of $10,000. Mr. Burlinson joined the Company in September 1996.

                                 BASE SALARIES

     The base salary of each officer was increased based on the recommendations of the Compensation Committee and an outside independent report. These increases reflected input submitted by the Company's Chief Executive Officer and the Compensation Committee's assessment of the individual performance contributions of each officer over the past year. The base salary of each officer is determined by the Compensation Committee annually. While the Committee uses the benchmarks as a reference point, a particular officer's base salary may vary depending upon his salary history, experience, performance and salary guidelines imposed by the budget.

                        ANNUAL INCENTIVE AWARDS FOR 1997

     The Company maintains the Handy & Harmon Management Incentive Plan (the 'Bonus Plan'), which is an annual incentive program that rewards selected officers and other key employees each year based on their contributions to the profits of the Company. Prior to the start of each Bonus Plan year, the Chief Executive Officer recommends those officers designated as participants for the upcoming year. Final selection of each participant rests with the Compensation Committee. For the 1997 fiscal year, all officers were selected for participation in the Bonus Plan.

     The available incentive pool for officers and selected corporate management participants is determined by a formula that represents 7 1/2% of consolidated pre-tax earnings in excess of 15% of shareholders' equity. An individual participant's award may not exceed 100% of the participant's salary in the fiscal year for which the incentive award was earned. If the excess earnings criterion is not met, at the sole discretion of the Compensation Committee, based upon the recommendation of the Chief Executive Officer, an amount may be provided for awards to participants to recognize overall effort of achieving objectives which enhance the Company's long-term growth potential. However, any discretionary award may not increase an employee's total incentive award under this provision to an amount in excess of 25% of the participant's base salary.

     For the 1997 fiscal year, corporate pre-tax earnings were in excess of the minimum shareholders' equity requirement and incentive awards to officers ranged from 20% to 69% of base salary.

                                 STOCK OPTIONS

                HANDY & HARMAN 1995 OMNIBUS STOCK INCENTIVE PLAN
 (SUCCESSOR TO THE HANDY & HARMAN LONG-TERM INCENTIVE STOCK OPTION PLAN ADOPTED
                                    IN 1991)

     The Handy & Harman 1995 Omnibus Stock Incentive Plan (the 'Option Plan') is intended to promote the interests of the Company and its shareholders by providing officers and other employees of the Company (including directors who are also employees of the Company) with appropriate incentives and rewards to encourage them to enter into and continue in the employ of the Company and to acquire a proprietary interest in the long-term success of the Company.

     After incorporating remaining 'shares available for options' from the predecessor plan (i.e., the Company's 1991 Long-Term Incentive Stock Option
Plan), the combined number of Shares subject to award under this Option Plan adopted at the 1995 Annual Meeting of Shareholders shall not exceed 1,000,000 Shares. The Compensation Committee of the Board of Directors may grant options, stock appreciation rights (tandem or standalone), Shares of restricted or phantom stock and stock bonuses, in such amounts and with such terms and conditions as the Compensation Committee shall determine, subject to the provisions of the Option Plan. Through 1997 only options have been awarded under the successor and predecessor plans. Certain shares under option with a term of 3 years become exercisable based on the Company's stock attaining specific trading prices. The remaining Shares under option with terms of 7 years and 10 years become exercisable cumulatively at the rate of 50% and 25% per year (20% for predecessor plan awarded options), respectively. Successor and predecessor plan transactions are as follows:

                                                            SHARES          SHARES UNDER OPTION           WEIGHTED
                                                          AVAILABLE     ---------------------------       AVERAGE
                                                          FOR OPTION     SHARES      RANGE OF PRICE    EXERCISE PRICE
                                                          ----------    ---------    --------------    --------------
Balance, January 1, 1995...............................     253,200       716,000    $ 9.625-16.625       $  13.74
Increase in Shares subject to award....................     746,800            --         --                    --
Options granted........................................    (162,000)      162,000     15.125-15.438          15.13
Options exercised......................................           -       (22,800)     9.625-12.937          12.25
Options expired........................................      28,200       (28,200)    11.313-16.625          13.67
                                                          ----------    ---------    --------------    --------------
Balance, December 31, 1995.............................     866,200       827,000    $ 9.625-16.625       $  14.06
Options granted........................................    (260,000)      260,000      17.75-18.625          17.92
Options exercised......................................          --       (78,500)     9.625-16.625          12.80
Options expired........................................      48,800       (48,800)    12.625-16.625          13.20
                                                          ----------    ---------    --------------    --------------
Balance, December 31, 1996.............................     655,000       959,700    $ 9.625-18.625       $  15.25
Options granted........................................    (581,200)      581,200     16.565-22.719          21.77
Options exercised......................................          --      (112,750)     9.625-17.75           13.24
Options expired........................................      45,050       (45,050)    12.063-17.75           15.16
                                                          ----------    ---------    --------------    --------------
Balance, December 31, 1997.............................     118,850     1,383,100    $12.563-22.719       $ 18.157
                                                          ----------    ---------    --------------    --------------
                                                          ----------    ---------    --------------    --------------

     During 1997, options to purchase 581,200 Shares were awarded. As of December 31, 1997, options to purchase 1,383,100 Shares were outstanding and no SARs had been issued. The exercise price of each option cannot be less than 100% of the fair market value of a Share at the time the option is granted.

     The predecessor plan, which covered a maximum of 1,000,000 Shares, was approved at the 1991 Annual Meeting of Shareholders. Such plan permitted the grant of non-qualified stock options and SARs. Outstanding Shares under option for this plan were incorporated into the Plan, as stated above.

     During 1997, options were granted to the executive officers named below. SARs may be granted under the Option Plan, but no such rights are outstanding. Set forth below is information concerning stock option grants to any named executive officer who was granted a stock option during 1997:

                            STOCK OPTION GRANTS 1997

                                                                                                   POTENTIAL REALIZABLE
                                                                                                          VALUE
                                                                                                    AT ASSUMED ANNUAL
                                                        INDIVIDUAL GRANTS                                 RATES
                                   ------------------------------------------------------------       OF STOCK PRICE
                                       # OF          % OF TOTAL                                        APPRECIATION
                                    SECURITIES        OPTIONS                                           FOR OPTION
                                    UNDERLYING       GRANTED TO                                         TERM(1)($)
                                      OPTION/       EMPLOYEES IN     EXERCISE OR     EXPIRATION    --------------------
                                   SARS GRANTED     FISCAL YEAR     BASE PRICE($)       DATE         5%          10%
                                   -------------    ------------    -------------    ----------    -------    ---------
R. N. Daniel....................      100,000            17            22.71875       09/25/00          --      188,000
                                       60,000            10            22.71875       09/25/04     555,000    1,293,000
F. E. Grzelecki.................      100,000            17            22.71875       09/25/00          --      188,000
                                       50,000             9            22.71875       09/25/04     462,500    1,077,500
P. E. Dixon.....................       25,000             4            22.71875       09/25/04     231,250      538,750
R. D. LeBlanc...................       40,000             7            22.71875       09/25/04     370,000      862,000
R. F. Burlinson.................       10,000             2            22.71875       09/25/04      92,500      215,500

------------------
(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, of the Company's stock price.

                                               (Footnote continued on next page)

(Footnote continued from previous page)
    No gain to the optionee is possible without an increase in stock price which will benefit all shareholders commensurately.

   The exercise price of the options granted is equal to the market value of the Shares on the date of the grant. Options with expiration date of 9/25/00 become exercisable based on the Company's stock attaining specified trading prices. Options with an expiration date of 9/25/04 become exercisable at the cumulative rate of 50% per year on each of the first anniversary dates.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                       AND FOR YEAR-END OPTION/SAR VALUES

     The following table provides information with respect to options exercised by any named executive officer during 1997. In addition, this table provides the number and information with respect to unexercised options to purchase Shares as of December 31, 1997:

                                                                                                  VALUE OF UNEXERCISED
                                                                         NUMBER OF UNEXERCISED       IN-THE-MONEY(2)
                                                                            OPTIONS/SARS(1)           OPTIONS/SARS
                                                                            AT YEAR-END(#)           AT YEAR-END($)
                                                                         ---------------------    ---------------------
                                       SHARES ACQUIRED       VALUE           EXERCISABLE/             EXERCISABLE/
NAME                                   ON EXERCISE(#)     REALIZED($)        UNEXERCISABLE            UNEXERCISABLE
------------------------------------   ---------------    -----------    ---------------------    ---------------------
R. N. Daniel........................            --               --         197,500/205,000        3,747,000/2,850,000
F. E. Grzelecki.....................        19,000          172,322         166,500/182,000        3,107,000/2,501,000
P. E. Dixon.........................         7,750           44,345          12,500/47,750           233,000/707,000
R. D. LeBlanc.......................            --               --          12,500/77,500           198,500/1,066,500
R. F. Burlinson.....................            --               --           3,750/21,250            62,800/306,300

------------------
(1) No stock appreciation rights are outstanding.

(2) The value of the unexercised in-the-money options is calculated by multiplying the number of underlying Shares by the difference between the closing price of the Shares on the New York Stock Exchange at December 31, 1997 ($34.50) and the exercise price for these Shares. These values have not been realized.

                            LONG-TERM INCENTIVE PLAN

     The Company's 1988 Long-Term Incentive Plan (the 'LTIP') is a performance-based restricted stock plan where every other year key executives earn the right to receive Shares based on achievement of pre-established financial and individual performance goals. LTIP participants are selected by the Compensation Committee and include the Chief Executive Officer and the next four highest paid officers. No Shares of restricted stock were awarded in 1997.

     The LTIP establishes overlapping cycles with each cycle encompassing five fiscal years. Shares of restricted stock are awarded based on the results attained on the selected performance measures over the first three years of a cycle (the 'Performance Period'). The subsequent two-year time frame represents the period when restrictions lapse and the stock is earned (the 'Earn-out Period'). Shares are earned-out at the rate of 50% per year. Awards are generally made in the year immediately following the third year of each Performance Period. During the Earn-out Period, the Shares are held by the Company in escrow for the executive. The executive receives dividends on the restricted stock during the two-year Earn-out Period. See 'Identity and Background-- Arrangements with Executive Officers, Directors or Affiliates of the Company' in the attached Schedule 14D-9.

     The number of restricted Shares granted for each cycle is determined by a formula that considers the executive's base salary, the market value of the Shares and the executive's duties and responsibilities. The grant guidelines were developed by an independent compensation consultant hired by the Company.

     Long-term objectives are established under the LTIP which reflect both quantitative and qualitative measures. Results achieved on the quantitative component determine 70% of the restricted Share award and results achieved on the qualitative component determine 30% of the award.

     The quantitative measures include the following:

          -- Average Annual Return on Shareholders' Equity

          -- Average Annual Operating Income

     Qualitative performance measures include specific goals developed under several categories. Each goal is also weighted according to its relative importance to the executive's position.

     At the end of each three year cycle, the Compensation Committee determines the number of Shares to be awarded to each executive based upon the actual performance compared to the objectives.

     Based on the four cycles completed under the LTIP covering the ten year period from 1987 through 1997, a total of 135,775 Shares have been awarded, net of forfeitures as of December 31, 1997. The number of key management participants in each cycle has been between 20 and 35. Additional information for the fifth and sixth cycles under the LTIP is contained in the attached
Schedule 14D-9.

                                    PENSIONS

     The Company maintains the Handy & Harman Pension Plan, a defined benefit pension plan, which provides benefits generally to most salaried employees. The annual benefit for each participant that retires at normal retirement age (age
65) with at least 25 years of service is equal to 50% of career average pay minus $1,125. A proportionately reduced benefit is provided for retirement at age 65 with less than 25 years of service. The formula is applied to earnings averaged over the period from January 1, 1998 to retirement, with a minimum of five years of earnings included in the average. This definition of average earnings was amended in 1997. Prior to the amendment, the benefit was based on the earnings averaged over the period from January 1, 1993 to retirement, with a minimum of five years of earnings included in the average. Plan benefits accrued prior to October 31, 1992 are subject to annual cost of living adjustments up to a maximum of 4% per year.

     Career average pay under the Handy & Harman Pension Plan only includes salary and excludes bonuses or other incentive compensation. The Company maintains the Supplemental Executive Retirement Plan (the 'SERP') to provide corporate officers the amount of reduction in their formula pension benefits under the Handy & Harman Pension Plan on account of the limitation on pay under
Section 401(a)(17) of the Internal Revenue Code (which for 1998 is $160,000), and the limitation on benefits under Section 415 of the Internal Revenue Code of 1986, as amended (the 'Code') (which for 1998 is $130,000). The SERP also applies the Handy & Harman Pension Plan formula to the Career Average Pay (as defined in the SERP) after including 25% of the amounts received under the Company's Bonus Plan for services in 1995 and subsequently (50% for services prior to 1995). Amounts received under the SERP are not subject to cost of living increases.

     The following table shows the projected annual retirement benefits, payable on the basis of ten years of certain payments and thereafter for life, to each of the individuals listed in the 'Summary Compensation Table' above at age 65 assuming continuation of employment to age 65. The amounts shown under the Salary column below reflect the current rate of salary as plan compensation for Messrs. Daniel, Grzelecki, Dixon, LeBlanc and Burlinson of $470,000, $430,000, $205,000, $300,000 and $165,000, respectively, and include the benefits payable under both the Handy & Harman Pension Plan and the SERP. The amount of benefits shown under the Bonus column below would be payable under the SERP and assumes continuation of the amount of bonus for 1997 shown in the 'Summary Compensation Table' above.

                                                               SERVICE AT       ANNUAL RETIRMENT BENEFITS FROM:
                                        NORMAL RETIREMENT        NORMAL         -------------------------------
NAME                                          DATE           RETIREMENT DATE     SALARY      BONUS      TOTAL
-------------------------------------   -----------------    ---------------    --------    -------    --------
R. N. Daniel.........................   October 1, 2000      29 yrs.            $233,875    $33,780    $267,655
F. E. Grzelecki......................   July 1, 2002         13 yrs.             111,215     19,188     130,403
P. E. Dixon..........................   September 1, 2009    16 yrs. 10 mos.      68,256     11,951      80,207
R. D. LeBlanc........................   July 1, 2014         17 yrs. 8 mos.      105,210     17,491     122,701
R. F. Burlinson......................   December 1, 2004     8 yrs. 3 mos.        26,854      3,465      30,319

     In 1992, the Company adopted a supplemental executive plan (the 'Supplemental Plan') to provide the Company a further means to retain and encourage the productive efforts of Mr. Grzelecki. The Supplemental Plan provides for the accrual and immediate vesting of a monthly pension of $6,000 per month for Mr. Grzelecki, to be paid for life commencing on the later of July 1, 1997 and Mr. Grzelecki's departure from the Company. The pension provides for benefits on the basis of a ten year certain payment and for life thereafter. The Company and Mr. Grzelecki have agreed to convert the term of the payment pursuant to the Supplemental Plan from the longer of his life or ten years to the longer of his life or the life of his spouse, at an actuarially equivalent monthly amount. By action of the Compensation Committee, the Company has waived the requirement that Mr. Grzelecki depart the Company and authorized payments to begin effective March 1, 1998. The Company has purchased annuity policies to provide a source of funds to satisfy the Company's obligation to pay Mr. Grzelecki, although the Company continues to be responsible for payments under the Supplemental Plan.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

     In 1989, the Company entered into an agreement with Mr. Daniel (the 'Daniel Agreement') which replaced a prior agreement with Mr. Daniel. The Daniel Agreement provides for a three-year period of employment commencing on May 1, 1989, which was extended May 1 of each year from 1992 to 1996 for an additional three-year term. In May 1997, the Daniel Agreement was further extended for a term ending on April 30, 2000. If not further extended, the Daniel Agreement will terminate at the end of its current term. Effective October 1, 1995, the Board set Mr. Daniel's base salary at $470,000 per annum, which amount may be increased at the discretion of the Board. Mr. Daniel is also entitled to participate in the Company's benefit plans, including the Bonus Plan and the Option Plan. Prior to a recent amendment to the Daniel Agreement discussed below, the Daniel Agreement provided that if the Company terminates the Daniel Agreement other than for Cause (as defined therein) or Mr. Daniel terminates it for Good Reason (as defined therein), the Company is obligated to pay Mr. Daniel a lump sum amount equal to the sum of (i) the base salary he would receive to the end of the then current employment period and (ii) an amount equal to the Bonus Plan payments he received with respect to the most recent calendar year, multiplied by the remaining years of the employment period or portions thereof. Under the Daniel Agreement, he also becomes entitled to additional pension benefits under the Company's pension plans (the 'Pension Plan') and to receive title to a Company car. In addition, the Daniel Agreement provides that if any payments under the Daniel Agreement or any other payments or benefits received or to be received by Mr. Daniel would be subject to the excise tax imposed by
Section 280G and Section 4999 of the Code, the Company will reimburse Mr. Daniel for any such excise tax (and any income and excise tax due with respect to such reimbursement). The Company has also agreed to an amendment to the Daniel Agreement providing that, when his employment by the Company ends for whatever reason (other than for Cause), he and his wife would be entitled to medical benefits during their lives without cost to them in the same manner as then currently provided for active senior officers of the Company. On January 26, 1998, the Company amended the Daniel Agreement to provide that in the event that Mr. Daniel's employment is terminated by the Company (other than for Cause) or by Mr. Daniel for Good Reason, then the employment term shall continue through the third anniversary of the date of termination of Mr. Daniel's employment. On February 26, 1998, the Company restated the January 26th amendment to the Daniel Agreement to provide that any dispute or controversy between the Company and Mr. Daniel will be settled by arbitration, and that the Company will pay any fees incurred by Mr. Daniel in good faith in connection with such arbitration.

     The Company entered into an agreement with Frank E. Grzelecki as of July 1, 1989 (the '1989 Agreement') providing for the employment of Mr. Grzelecki. The 1989 Agreement provides that Mr. Grzelecki is entitled to an annual base salary, currently set at $430,000, as well as participation in the Bonus Plan, the Pension Plan and the other employee benefit and insurance plans of the Company. The 1989 Agreement also provides that if, after a Change in Control of the Company (as defined in the 1989 Agreement), Mr. Grzelecki's position, duties, responsibilities, status with the Company, base salary, employee benefits or location are changed in a manner materially adverse to his interest, then he may designate such change as an event which 'triggers' a three-year period of guaranteed employment by the Company. If the Company terminates Mr. Grzelecki without cause within such three-year period, or if Mr. Grzelecki elects to terminate his employment for any reason, the Company is obligated to pay Mr. Grzelecki a lump sum amount equal to the sum of (i) the base salary he would receive to the end of the employment period and (ii) an amount equal to the bonus payment he received for the last calendar year, multiplied by the number of years (or portions thereof) remaining in the employment period. Mr. Grzelecki also becomes entitled to additional pension benefits under the Pension Plan. The Company entered into an amendment to the 1989 Agreement, dated as of July 1, 1989, to: (i) conform the definition of 'change in control' to the broader definition contained in the Company's employee benefit plans; and (ii) provide that the Company would reimburse Mr. Grzelecki for any excise tax (and any income and excise tax due with respect to such reimbursement) imposed on payments made to Mr. Grzelecki in connection with a 'Change in Control' of the Company pursuant to Section 280G and Section 4999 of the Code.

     In November 1995, the Company entered into a new amended and restated agreement with Mr. Grzelecki (the '1995 Agreement') which replaced a 1994 agreement with Mr. Grzelecki but did not supersede or replace the 1989 Agreement. The 1995 Agreement provides that, when his employment by the Company ends, he will be entitled to severance rights of one year's salary as well as:
(i) medical benefits for him and his wife during their lives without cost to them in the same manner as then currently provided for active senior officers of the Company, (ii) certain adjustments of the exercise periods of outstanding stock options and (iii) subject to limitations, office space and secretarial services for a four-year period. On January 26, 1998, the Company entered into a Confirmation Agreement with Mr. Grzelecki which confirmed that both the 1989 Agreement and amendment thereto and the 1995 Agreement remained in effect and that if Mr. Grzelecki's employment terminated under circumstances entitling him to a severance payment following a Change in Control under the 1989 Agreement and amendment thereto, he would not also be entitled to a severance payment equal to one year's salary under the 1995 Agreement (although he would remain entitled to the other benefits provided by the 1995 Agreement). On February 26, 1998, the Company restated the Confirmation Agreement to provide that any dispute or controversy between the Company and Mr. Grzelecki will be settled by arbitration, and that the Company will pay any fees incurred by Mr. Grzelecki in good faith in connection with such arbitration.

     In 1996, the Company entered into an employment agreement with Robert D. LeBlanc, President of the Company (the 'LeBlanc Agreement'), which provided for a 30-month period of employment commencing on November 11, 1996 as Executive Vice President of the Company (Mr. LeBlanc was appointed President of the Company in July 1997). Mr. LeBlanc received a signing bonus of $85,000 and receives a salary under the contract of $300,000 per annum, which amount may be increased at the discretion of the Board. Mr. LeBlanc is entitled to participate in the Bonus Plan, the LTIP and the Option Plan, as well as in the SERP, the Executive Post-Retirement Life Insurance Program (the 'Life Insurance Program') and all of the Company's employee benefit plans. If the Company should terminate the LeBlanc Agreement other than for Cause or Disability (each as defined therein) or death, the Company will continue to pay Mr. LeBlanc's salary for the longer of twelve months and the remaining life of the agreement. Mr. LeBlanc will also continue to participate in the SERP, the Life Insurance Program and in all other employee benefit plans of the Company for the remainder of the employment period. If Mr. LeBlanc were to receive payments under the LeBlanc Agreement, he would not be entitled to receive any payments under the Supplemental Agreement (as hereinafter defined).

     In May 1997, the Company entered into an additional agreement (the 'Supplemental Agreement') with Mr. LeBlanc, providing that if at any time within two years following a Change in Control of the Company (as defined in the Supplemental Agreement) the Company terminates Mr. LeBlanc's employment (other than for Disability or Cause, as such terms are defined in the Supplemental Agreement), or if Mr. LeBlanc terminates his employment for Good Reason (as defined in the Supplemental Agreement), Mr. LeBlanc will be entitled to receive a lump sum cash payment equal to one year's base salary, and to receive, for twelve months following his termination of employment, life, medical and dental insurance benefits substantially similar to those which he was receiving immediately prior to the notice of termination given with respect to such termination. The Supplemental Agreement also provides that if any payment made to Mr. LeBlanc under the Supplemental Agreement is subject to the excise tax provisions of Section 280G or Section 4999 of the Code, the Company will reduce such payment to the extent necessary to avoid such payment being subject to such excise tax. On February 26, 1998, the Company amended the Supplemental Agreement to provide that any dispute or controversy between the Company and Mr. LeBlanc will be settled by arbitration, and that the Company will pay any fees incurred by Mr. LeBlanc in good faith in connection with such arbitration.

     In May 1997, the Company also entered into certain agreements (the 'Change in Control Agreements'), with each of Paul E. Dixon, Senior Vice President, General Counsel and Secretary of the Company, Robert F. Burlinson, Vice President and Treasurer of the Company and Dennis C. Kelly, Controller of the Company, and in February 1998, entered into a Change in Control Agreement with Dennis R. Kuhns, Corporate Vice President (each, an 'Executive'), providing that if, any time within two years following a Change in Control of the Company (as defined in the Change in Control Agreements), the Company terminates the Executive's employment (other than for Disability or Cause, as such terms are defined in the Change in Control Agreements) or if the Executive terminates his employment for Good Reason (as defined in the Change in Control Agreements), the Executive will be entitled to receive a lump sum cash payment equal to one year's base salary, and to receive, for twelve months following the Executive's termination of employment, life, medical and dental insurance benefits substantially similar to those which the Executive was receiving immediately prior to the notice of termination given with respect to such termination. Each Change in Control Agreement also provides that if any payment made to the Executive under the Executive's Change in Control Agreement is subject to the excise tax provisions of Section 280G and Section 4999 of the Code, the Company will reduce such payment to the extent necessary to avoid such payment being subject to such excise tax. On February 26, 1998, the Company amended and restated each Change in Control Agreement to conform the definition of 'Change in Control' to the broader definition contained in the Company's employee benefits plans and to provide that any dispute or controversy between the Company and an Executive will be settled by arbitration (and that the Company will pay any fees incurred by such Executive in good faith in connection with such arbitration). At the February 26, 1998 meeting of the Compensation Committee of the Board of Directors, the Compensation Committee resolved to amend Mr. Dixon's Change in Control Agreement to provide for a bonus equal to $250,000 to be paid to Mr. Dixon within three business days following a Change in Control (as defined in Mr. Dixon's Change in Control Agreement).

     In 1986, the Company entered into an agreement with Robert M. Thompson (the 'Thompson Agreement'), providing for the employment of Mr. Thompson at an annual base salary, currently set at $175,000, as well as participation in the Bonus Plan, the Pension Plan and the other employee benefit and insurance plans of the Company. The Thompson Agreement also provides that if, after a Change in Control of the Company (as defined in the Thompson Agreement), Mr. Thompson's position, duties, responsibilities, status with the Company, base salary, employee benefits or location are changed in a manner materially adverse to Mr. Thompson's interest, then he may designate such change as an event which 'triggers' a three-year period of guaranteed employment by the Company. If the Company terminates Mr. Thompson without cause within such three-year period, or if Mr. Thompson elects to terminate his employment for any reason, the Company is obligated to pay Mr. Thompson a lump sum amount equal to the sum of (i) the base salary he would receive to the end of the employment period and (ii) an amount equal to the bonus payment he received for the last calendar year, multiplied by the number of years (or portions thereof) remaining in the employment period. Mr. Thompson also becomes entitled to continued participation in the Company's medical and accident insurance programs for the three years after the change in control as well as additional pension benefits under the Pension Plan. In December 1988, the Board authorized amendments to the Thompson Agreement to (i) conform the definition of 'change in control' to the broader definition contained in the Company's employee benefit plans; and (ii) provide that the Company reimburse Mr. Thompson for any excise tax (and any income and excise tax due with respect to such reimbursement) imposed on payments made to him in connection with a change in control of the Company pursuant to Section 280G and Section 4999 of the Code. On February 26, 1998, the Company amended the Thompson Agreement to provide that any dispute or controversy between the Company and Mr. Thompson will be settled by arbitration, and that the Company will pay any fees incurred by Mr. Thompson in good faith in connection with such arbitration.

     For certain information with respect to payments that may be required to be made to senior executives of the Company pursuant to the foregoing agreements in connection with the consummation of the Offer, the Merger and other transactions contemplated by the Merger Agreement, see the attached Schedule 14D-9 of the Company.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of the issued and outstanding Shares, to file with the SEC and the New York Stock Exchange initial reports of ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company, officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, all Section 16(a) filing requirements applicable to the officers, directors and greater than 10% beneficial owners were complied with during 1997, other than Dr. Elliot Sussman, who inadvertently filed a late Form 4 on February 3, 1998.